UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29260Y 10 9

(CUSIP Number)

Robert Hilton

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor,

Beverly Hills, CA 90210

(310) 285-9000

With copies to:

Jeffrey J. Rosen, Esq.

Debevoise & Plimpton LLP

66 Hudson Blvd E, New York, NY 10001

(212) 909-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260Y 10 9	13D	Page 1 of 2

Explanatory Note

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 13, 2021 (as amended, the “Schedule 13D”), related to the shares of Class A Common Stock, par value $0.00001 per share, of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of the section titled “Ariel Emanuel Letter Agreement” in Item 4 of the Schedule 13D/A filed with the SEC on April 3, 2024:

On October 23, 2024, Mr. Emanuel, the Issuer, OpCo, WME and the Parent Entities entered into an amendment to the AE Letter Agreement (the “AE Letter Agreement Amendment”), to be effective on the consummation of the transactions contemplated by that certain Transaction Agreement (the “Transaction Agreement”) dated as of October 23, 2024, by and between IMG Worldwide, LLC, the Issuer, Trans World International, LLC, TKO Operating Company, LLC and TKO Group Holdings, Inc. (the “Transaction”) Pursuant to the AE Letter Agreement Amendment, Mr. Emanuel will no longer be entitled to the Asset Sale Bonus. In connection with the foregoing, the AE Letter Agreement Amendment also clarifies that Mr. Emanuel’s employment as Chief Executive Officer of the Issuer will terminate automatically upon an “Asset Sale” (which is generally defined as a sale of certain specified assets of the Issuer and OpCo, subject to certain exceptions), as opposed to payment of the Asset Sale Bonus (as originally provided in the AE Letter Agreement and which will no longer be applicable); however, the occurrence of an “Asset Sale” will not affect his position as Founder and Executive Chairman of WME or as a member of the board of directors of the Issuer. To the extent the Transaction is not consummated or the Transaction Agreement is terminated by its terms, Mr. Emanuel will remain eligible to receive the Asset Sale Bonus.

This summary of the AE Letter Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the AE Letter Agreement Amendment, a copy of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 above is hereby incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description

10.1	Amendment to Letter Agreement, dated as of October 23, 2024, by and among Ariel Emanuel, Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, William Morris Endeavor Entertainment, LLC, Wildcat EGH Holdco, L.P. and Wildcat Opco Holdco, L.P.

CUSIP No. 29260Y 10 9	13D	Page 2 of 2

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2024

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel

By:	/s/ Patrick Whitesell
Name: Patrick Whitesell

Endeavor Executive Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Director

Endeavor Executive PIU Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Director

Endeavor Executive II Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Director